UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                   INTERNATIONAL FAMILY ENTERTAINMENT, INC.
                               (Name of Issuer)


                Class B Common Stock, par value $0.01 per share
                        (Title of Class of Securities)


                                  45950M 10 6
                                (CUSIP Number)


  M.G. "Pat" Robertson, 1000 Centerville Lane, Virginia Beach, Virginia 23463
(757) 579-5770
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                August 1, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 45950M 10 6                     Page   2   of   4   Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           M.G. Robertson (###-##-####), individually and as trustee for the Robertson Charitable Remainder Unitrust.

2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /__/

                                                                      (b) /__/

3     SEC USE ONLY

4     SOURCE OF FUNDS

           OO and PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   /__/


6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States


  NUMBER OF    7    SOLE VOTING POWER
    SHARES               0
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH
  REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON               0
     WITH
               10   SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /x/



13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%

14    TYPE OF REPORTING PERSON

           IN and OO

          This Amendment No. 3 (this "Amendment") amends and supplements the
Schedule 13D (the "Schedule 13D") previously filed by the Reporting Person, as amended and supplemented by Amendment No. 1 and Amendment No. 2 ("Amendment No. 2") filed with respect thereto. Items not included in this Amendment are either not amended or not applicable. Capitalized terms not defined herein shall have the meanings given them in the Schedule 13D and in all amendments thereto.

Item 1.   Interest in Securities of the Issuer.

(a)       None.

(b)       Not applicable.

(c) On August 1, 1997, the transactions described in Item 4 of Amendment No. 2 were consummated.

(d)       Not applicable.

(e)       Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 6, 1997



                         /s/ M. G. Robertson
                                           M.G. Robertson,
                                           individually, and as trustee of
                                           the Robertson Charitable Remainder
                                           Unitrust